DEBRA K. WEINER	WICKERSHAM & MURPHY A PROFESSIONAL CORPORATION ATTORNEYS AT LAW 430 CAMBRIDGE AVENUE, SUITE 100 PALO ALTO, CALIFORNIA 94306 TELEPHONE: (650) 323-6400 FAX: (650) 323-1108	E-Mail Address: debbie@wickersham.com

June 20, 2005

Mail Stop 35-61

Office of Emerging Growth Companies Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Attn:	John Reynolds, Assistant Director

Re:	NuVim, Inc.
Registration Statement on Form SB-2
File No. 333-120938
Amendment No. 6 Filed June 6, 2005

Ladies and Gentlemen:

          We are writing on behalf of our client, NuVim, Inc., a Delaware corporation (“NuVim” or the “Company”), in response to the letter of comments from the Staff of the Securities and Exchange Commission (the “Staff”) to the Company dated April 28, 2005. Transmitted herewith for filing via EDGAR is Amendment No. 6 (the “Amendment”) to NuVim’s registration statement on Form SB-2, File No. 333-120938, originally filed on December 2, 2004, as amended by Pre-effective Amendment No. 1, filed on February 3, 2005, Pre-effective Amendment No. 2, filed on February 8, 2005, Pre-effective Amendment No. 3, filed on March 31, 2005 and Pre-effective Amendment No. 4, filed on April 1, 2005, Pre-effective Amendment No. 5, filed on May 4, 2005 and Pre-effective Amendment No. 6, filed on June 6, 2005 (the “Registration Statement”).

          The Amendment responds to the Staff’s Comments of June 16, 2005.

          The text of each comment, and NuVim’s response thereto, are set forth below and numbered to correspond with the numbering in the Staff’s comment letter.

Division of Corporation Finance
Securities and Exchange Commission
June 20, 2005

Prospectus Cover Page

1.       We note the statement that “the units, the common stock, the Class A public warrants and the Class B public warrants will trade on the OTC Bulletin Board. . . “ Please confirm to us that the staff will be advised, prior to acceleration, that the Bulletin Board has approved the listing.

          Response:

          This will confirm that Alec Stanley, a Compliance Examiner in the OTC Compliance Unit, or some other representative from the OTC BB, will notify the Staff that it has approved the listing. We have already provided Mr. Stanley with Mr. Dang’s name and telephone number in anticipation of needing to make that contact.

2.       In this regard, we suggest that the statement “will trade” be revised to “will be quoted.”

          Response:

          As requested by the Staff, we have changed the statement “will trade” to “will be quoted” on the cover of the prospectus. We have made the same change on the alternative pages prospectus cover page.

Prospectus Summary, page 5

3.       The Prospectus Summary on page 5 states that common stock outstanding immediately prior to the offering is 1,930,297 which is based on the conversion of outstanding debt and accounts payable balances as of May 31, 2005. The Pro Forma Financial Information on page 23 and 24 is calculated utilizing the outstanding debt and accounts payable balances at March 31, 2005. For example:  The Prospectus Summary on page 5 states the conversion of accrued salaries of $593,751 into 250,696 shares and $266,640 of principal and interest on notes payable into 88,882 shares. The Pro Forma Financial Information on page 23 and 24 discloses accrued salaries of $514,584 into 250,696 shares and $261,096 of principal and interest into 88,882 shares. This inconsistency results in your capitalization and dilution being calculated using debt and accounts payable balances at March 31, 2005 with converted share values at May 31, 2005. Please clarify and revise.

          Response:

          By way of explanation, in Amendment No. 6, the Company used the number of shares to be issued in all of the restructuring events through May 31, 2005 to reflect capitalization and dilution since those shares will be issued as of the closing date, along with the IPO shares. After considering the Staff’s comment, the Company has revised the pro forma and dilution

Division of Corporation Finance
Securities and Exchange Commission
June 20, 2005

calculations to reflect a total of 4,547,282 shares outstanding on a pro forma basis at March 31, 2005. The balance of 83,015 shares (the difference between 4,630,297 and 4,547,282) includes the shares that are being converted at the closing as a result of accrued salaries, accrued interest on notes payable and advances made in April and May 2005. The pro forma information reflected in the table on page 26 now separately shows the pro forma total as of March 31, before the offering (including the 83,015 shares attributable to April and May 2005 salaries and advances) and the total after the IPO. Similarly, in Dilution and the Capitalization Table, the Company has shown pro forma information as of March 31, 2005, plus additional disclosure to include the April and May 2005 restructuring events that also will take place as of the closing date.

Selected Balance Sheet Data

4.       It appears that the Pro Forma as Adjusted Total Liability balance decreased by $767,042 related to the payment of $342,042 of outstanding debt (as disclosed on page 15) and $425,000 related to the repayment of outstanding notes and amounts due to your supplier (as disclosed on F-22 and F-23). The Pro Forma As Adjusted outstanding cash and cash equivalents balance ($1,408,958) only appears to take into account the $342,042 payment of outstanding debt. Please clarify and revise.

          Response:

          Supplementally, please be advised:  The cash balance of $1,408,958 takes into account that approximately $378,000 of the offering expenses of $703,295 deducted from the proceeds of the offering on page 14 have already been paid. A reconciliation is provided below for clarification:

Gross Proceeds	$2,700,000
Underwriters discount and expense allowance	324,000
Payment of underwriters advance	220,000
Payment of offering expenses	325,000
Repayment of notes payable	35,000
Payment to SMBI	250,000
Payment of Series B refund	42,000
Advances, advertising and other accounts payable payments	95,042

Total	$1,408,958

          Please note that the only notes payable payments to be made out of this offering are for the $200,000 and $20,000 (plus interest) underwriters advances, the rescinded Series B refund and a $35,000 note payable.

Division of Corporation Finance
Securities and Exchange Commission
June 20, 2005

Dilution, page 16

5.       The amount disclosed ($1,538,391) related to the conversion of outstanding debt for 654,911 is not consistent with the comparable amounts disclosed in the table under Pro Forma Financial Information (page 24). Please revise.

          Response:

          The Company has recalculated the figures in the Dilution section so as to be consistent with the presentation of the information in the Pro Forma Financial Information table on page 26. Please see the recalculated Dilution presentation on page 16.

6.       It is not clear how you determined the pro forma as adjusted net tangible per share book value ($0.16) at March 31, 2005 in the second paragraph. We noted your pro form as adjusted net tangible book value of $992,862 and 4,620,297 shares outstanding results in a deficiency of $0.21 per share. Please advise or revise.

          Response:

          As mentioned above in response to Comment No. 5, the Company has recalculated the numbers in the dilution presentation. As discussed in connection with Comment No. 3, the recalculated dilution is based upon a shares outstanding total of 4,547,282, which takes into account the restructuring events through March 31, 2005 but does not include the restructuring events that pertain to salaries accrued in April and May 2005 that will convert into an additional 83,015 shares at the closing. Please see Page 16.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations for the three months ended March 31, 2005 compared to the three months ended March 31, 2004, page 19

7.       We note that your increased coupon expenditures have materially affected your gross profit. Please discuss your future expenditures on coupons, as it appears to potentially affect future gross profits figures.

          Response:

          In response to the Staff’s comment, the disclosure in Results of Operations for the three month periods has been expanded to discuss that the Company expects, as the product matures and a higher percentage of users of the product are repeat purchasers, they expect coupon expense, relative to gross sales, will decline.

Division of Corporation Finance
Securities and Exchange Commission
June 20, 2005

Liquidity and Capital Resources, page 22

8.       We note that the debt owed under the bridge loan has been restructured so that you will have $500,000 outstanding following this offering bearing an interest rate of 8%. Because of the possibility that you may not be able to repay the full amount in 18 months, please revise to clarify if there is any default interest and disclosure such rate.

          Response:

          In response to the Staff’s comment, the Company has added clarification that in the event the Company has not repaid the note by the November 30, 2006, the balance will accrue default interest at 15% per annum thereafter. Please see page 24.

9.       Please clarify if the outstanding debt owed to the former law firm and “various television stations” are bearing any interest.

          Response:

          The outstanding indebtedness owed to a former law firm will bear interest at 10% from January 1, 2006 if the entire balance of $150,000 plus interest that has been accruing since August 20, 2004 (the “indebtedness”) is not repaid by December 31, 2005. This point has been clarified in the disclosure in liquidity and capital resources. Please see page 24.

          The deferred accounts payable owed for advertising to various television stations does not bear interest, and the Company has expanded its disclosure on page 24 to clarify this point.

10.     Please consider revising to discuss the debts that will remain outstanding following the offering in a tabular format with their due dates and interest rates.

          Response:

          The Company has added a table to its discussion in Liquidity and Capital Resources to clearly summarize the debts that will remain outstanding following the offering. Please see page 24.

Division of Corporation Finance
Securities and Exchange Commission
June 20, 2005

Pro Forma Financial Information

11.     It appears that the accrued interest for the conversion of the note payable – spokesperson was included in the remaining liability balance for the pro forma capitalization, but was not included in the outstanding debt balance disclosed under Capitalization on page 15. Please clarify and revise.

          Response:

          Please be advised that the accrued interest for the notes payable – spokesperson is the $59,146 “Accrued interest-senior notes payable related parties” that is included in the outstanding debt balance set forth under “Debt” in the Capitalization table on page 15. The Company has changed the description in the Capitalization table to include “spokesperson” in order to clarify that “accrued interest-senior notes payable related parties” refers to the notes payable – spokesperson indebtedness. Please see page 15.

Financial Statements

Notes to the Financial Statements
Note 19 – Subsequent Events
B.  Initial Public Offering, F-22

12.     It appears that the amount outstanding for the subordinated convertible promissory notes ($266,639) that will convert into 88,882 shares is not consistent with the balance outstanding disclosed under Pro Forma Financial Information on page 24 ($261,096). Please revise.

          Response:

          As mentioned in response to Comment No. 3, the Company has expanded the disclosure in the Pro Forma Financial Information and notes to the financial statements to clarify the apparent confusion that had been previously created between pro forma information as of March 31, 2005 and changes to the pro forma information to take into account restructuring conversions that are attributable to accrued salaries, accrued interest on notes payable and advances recorded in April and May 2005.

13.     It appears from your disclosure (second to last paragraph) that two vendors have agreed to accept 42,333 shares of common stock in settlement of $145,000 of outstanding accounts payable. This amount appears to be inconsistent with the amount disclosed under Pro Forma Financial Information on page 24 ($109,000). Please revise.

Division of Corporation Finance
Securities and Exchange Commission
June 20, 2005

          Response:

          The Company has reviewed the second to last paragraph of Note 19 B and can confirm that it is correct. The paragraph describes two different transactions with two different vendor groups. The first covers $109,000 of accounts payable was settled by agreeing to issue as of the closing date 36,334 shares at $3 per share.

          In addition, the Company is also issuing 5,999 shares to three vendors to whom it originally reached an agreement in November 2004. In November 2004, the Company issued 6,000 shares to settle $36,000 of accounts payable at November 30, 2004 at an assumed price per share of $6.00. This payment in shares was recorded at November 30, 2004. In 2005, the Company settled additional accounts payable at a price per share of $3.00 based on changes in the proposed offering price of its stock at the time of the agreements. Therefore, as additional consideration for the vendors’ services and forbearance, the Company agreed to issue an additional 5,999 shares to the vendors that were paid at November 30, 2004 effective price per share to $3.00, but the total accounts payable attributable to both the November 2004 shares and shares to be issued on the closing is $36,000.

14.     It appears from your disclosure (last paragraph) that the number of shares in which the accrued salaries (aggregating $514,584) will convert is not consistent with the number of shares disclosed under Pro Forma Financial Information on page 24 (250,696 shares). Please revise.

          Response:

          Please be advised that the reason for the confusion is that the conversion of the executives’ salaries into 250,696 shares is described in two separate paragraphs in Note 19 B because the executives agreed to two different arrangements at different times and at different prices to convert their salaries to stock. The paragraph to which the Staff’s comment refers covers the conversions through February 2005. The following paragraph, at the top of Page F-23, describes the second transaction, which was agreed upon in May 2005, covering April and May 2005 accrued salaries. The converted shares in the paragraph on F-22 (171,529) plus the converted shares in the paragraph on F-23 (79,167) total 250,696, which is the total disclosed under Pro Forma Financial Information on page 26.

Alternative Pages

15.     Since the secondary offering is being made on a delayed basis, the statement on the cover that “there has been no public market for our securities” is not correct. The market price information should be included pursuant to Item 201(a) of Regulation S-B.

Division of Corporation Finance
Securities and Exchange Commission
June 20, 2005

          Response:

          The Company has considered the Staff’s comment and discussed it with Mr. Dang. The Company previously acknowledged that it will file post-effective amendments to the Registration Statement pursuant to the undertakings it made in accordance with Item 512 of Regulation S-B, as needed. The cover page, as set forth in Amendment No. 6, was intended to speak as of the effective date, with the expectation that the Company would file a post-effective amendment to update any statements, such as the “no public securities” statement and to add new information such as the Item 201(a) information referred to in the Staff’s comment, that requires updating in advance of the time when selling stockholders may begin to sell their shares. Inasmuch as there is no current public market for the Company’s securities, and there is no high and low bid information to include in the prospectus at this time, we believe that it is appropriate to defer including the Item 201(a) information in the prospectus until closer in time to the date on which selling stockholders are released from their lockup agreements, which is in six months following the effective date of the Registration Statement. Mr. Dang has advised us that this approach will be acceptable. Accordingly, other than to revise the language to clarify the public trading market statement following the IPO on the alternative cover page, the Company has deferred responding to this comment at this time, with the Staff’s concurrence.

16.     The offering price of the firm underwriting should be stated in the fourth paragraph.

          Response:

          In response to the Staff’s comment, the Company has added the $1 per unit IPO price to the fourth paragraph of the alternative cover page.

Item 26.  Sales of Unregistered Securities

17.     Concerning the October, 2001 offering of Series B Preferred, and the February, 2002 rescission offer, please include the basis for the exemptions relied upon. Where investor sophistication is a basis for an exemption, such fact should be indicated. Inasmuch as Regulation D consists of three different exemptions, the specific exemptive provision relied upon should be stated; where Rule 506 is claimed, the numbers of accredited versus sophisticated investors should also be indicated.

          Response:

          In response to the Staff’s comment, the discussion of the Series B Preferred Stock offering and subsequent rescission offer have been revised to clarify that the offering was made solely to accredited investors pursuant to Section 4(2). While it appears that the offering was also

Division of Corporation Finance
Securities and Exchange Commission
June 20, 2005

intended to be conducted pursuant to Rule 506, a Form D was not filed for the offering, which was why the Company did not previously mention (and still does not mention) Rule 506 in Item 26 with respect to this offering. Nevertheless, the offering was conducted as an offering not involving any public offering pursuant to Section 4(2) of the Securities Act to 26 accredited investors who also represented in the subscription agreement that they had the knowledge and experience in financial, tax and business matters, and particularly, with respect to investments in securities, so as to enable them to evaluate the merits and risks of an investment in the Company’s securities and to make an informed investment decision. In addition to receiving investment representations, the Company required each investor to complete an “Accredited Investor Certification” before being allowed to participate in the financing, and this will confirm that all of the investors in the Series B offering were accredited.

          As you are aware, the Company and Paulson Investment Company, Inc., the Representative of the several underwriters, have submitted requests for acceleration requesting the Staff to declare the Registration Statement (as well as the Registration Statement on Form 8-A (File No. 000-51359)) effective at 4:15 p.m. Eastern Daylight Time on Monday, June 20, 2005. We would greatly appreciate the Staff’s cooperation in working with us to meet that schedule.

          Thank you once again for the continued assistance you are providing on this offering.

Very truly yours,

/s/ DEBRA K. WEINER

Debra K. Weiner

/dkw:NVM1L:617
Enclosures

cc:	Duc Dang, Esq. (Division of Corporation Finance)
Angela Halac (Division of Corporation Finance)
Mark von Bergen, Esq. (Holland & Knight)
David Wang, Esq. (Holland & Knight)
Michael Schreck (WithumSmith+Brown)
Richard P. Kundrat (NuVim, Inc.)
Michael Vesey (NuVim, Inc.)
Lorraine Maxfield (Paulson Investment Company, Inc.)